HYLSAMEX

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
USA
Fax: (202) 942-9624

July 23, 2002

Re: Hylsamex S.A. de C.V., 12g3-2(b) Number 82-4252

Gentlemen:

Pursuant to Rule 12g3-2(b)(l)(iii) under the Securities Exchange Act of 1934, I am submitting herewith, on behalf of Hylsamex S.A. de C.V. (82-4252) the following document filed today to the Bolsa Mexicana de Valores ("BMV") and the Comisión Nacional Bancaria y de Valores:

1) Two Press Releases dated July 22, 2002

Very truly yours

Margarita Gutiérrez
Investor Relations
Hylsamex S.A. de C.V.

dlw 7/24

HYLSAMEX

Press Release

Hylsamex reaches agreement to restructure its debt obligation

Monterrey, Mexico, July 22, 2002 — Hylsamex, S.A. de C.V. ("Hylsamex") (BMV: "HYLSAMXB") (ADR: "HLETY") the steel production unit of ALFA, announced today that its subsidiary Hylsa, S.A. de C.V. ("Hylsa") signed agreements to restructure substantially all of its debt.

The refinancing of Hylsa's debt was based on the proposal presented to creditors on December 11, 2001.

In addition, as part of the agreement with its banks, Hylsamex's subsidiary Galvak received new long-term financing in the amount of US$150 million, which will allow it to refinance debt at longer terms and have available the necessary funds for future investments.

As a result of the negotiated agreement, Hylsa's financial condition will be significantly enhanced, reducing its total level of debt while extending debt maturities.

Alejandro M. Elizondo, CEO of Hylsamex, commented, "*The negotiated restructuring provides our Company the necessary flexibility to not only continue operating but to reassert our role as one of the lowest cost producers in the industry. Now that Hylsa's financial obligations have been adjusted to more accurately reflect existing and expected conditions in the steel industry, we can focus more closely on the execution of our business plan.*"

"*We appreciate the confidence that our creditors showed in us,*" commented Alejandro Elizondo, "*the finalized agreement, in conjunction with our expectations for improvement in the steel market, makes us optimistic about the future of the Company,*" Elizondo concluded.

Hylsamex is one of the most important steel companies in Mexico. It is involved in the production of flat and long steel products, coated and painted steel sheets, insulated panels, construction systems, as well as in the operation of a steel service center and the development and commercialization of proprietary steel-making technology. In 2001, Hylsamex generated revenue of US$1,211 million and employed nearly 6,000 workers.

Hylsamex was represented by Credit Suisse First Boston as financial advisor and Weil, Gotshal & Manges 'LLP as legal advisor.

HYLSAMEX

Press Release

Hylsa, S.A. de C.V. Announces the Successful Completion of its Exchange Offer

Monterrey, Mexico, July 22, 2002 – Hylsamex, S.A. de C.V. and its subsidiary Hylsa, S.A. de C.V. ("Hylsa") announced today that Hylsa's exchange offer for its 9¼% Notes due 2007 (the "2007 Notes") was successfully completed upon its expiration on Friday the 19th at 5:00 p.m. Hylsa received tenders in the exchange offer of approximately US$161 million in principal amount of its 2007 Notes. Hylsa has accepted tenders of such notes in exchange for its 10½% Notes due 2010.

As previously announced, Hylsa satisfied the condition that it receive tenders of at least 50% in principal amount of its outstanding 2007 Notes and the consent of a majority in principal amount of its outstanding 2007 Notes to the proposed amendments to the indenture governing the 2007 Notes and the waiver of past defaults under the indenture. As announced today, Hylsa has also successfully reached agreement to restructure its remaining outstanding debt, which was a condition to the closing of the exchange offer. The closing and settlement of the exchange offer is scheduled for July 26, 2002.

Hylsa will pay accrued and unpaid interest at the closing of the exchange offer on all 2007 Notes tendered and accepted for exchange at the rate of 9¼% per annum through June 14, 2002 and at the rate of 10½% per annum from June 15, 2002 through the closing date of the exchange offer. Hylsa will pay accrued and unpaid interest at the closing of the exchange offer at the rate of 9¼% per annum through March 15, 2002 on all 2007 Notes not tendered for exchange.

For further information, contact the information agent for the Company:

MacKenzie Partners, Inc.

E-mail: proxy@mackenziepartners.com

Phone: 800-322-2885

212-929-5500 (collect)